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Yukon-Nevada Gold Corp. Announces Completion of an Additional CDN$4,000,000
Convertible Debenture Financing

Vancouver, BC – July 20, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (“YNG” or the “Company”) is pleased to announce that the Company has achieved the production targets required to close the second tranche of the private placement offering of CDN$4,000,000 principal amount of unsecured convertible debentures (the “Debentures”) to Whitebox Advisors LLC (“Whitebox” or the “Investor”), as previously announced in its news release of June 15, 2012. Odeon Capital Group, LLC served as exclusive placement agent to the Company on this transaction.

The Company intends to use the proceeds for continued development of Starvation Canyon mine, to expand production at the SSX/Steer mine and to commence work on the clean-up of historic rock disposal areas, one of the last items to be completed under the Consent Decree. These funds will enable the Company to maintain its focus and momentum in ramping up ore production at the Jerritt Canyon property.

The Debentures bear interest at a rate of 11% per annum and will mature 42 months from the closing date (the “Maturity Date”). At the option of the Investor, the principal amount of the Debentures and all interest accrued thereon will be convertible into common shares of the Company (the “Shares”) at any time after expiry of the four (4) month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of (a) CDN$0.15 and (b) the Market Price (as defined in the TSX Company Manual) of the Shares discounted by 5% per Share (the “Conversion Price”). The ability of the Company to pay interest in cash will be subject to the prior written consent of Deutsche Bank AG.

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company’s discretion, be paid in cash, Shares or any combination of cash and Shares. The Company may only elect to convert all or any part of the Debentures outstanding on the Maturity Date into, and pay to the Investor the principal sum of the Debentures in, Shares if the Market Price for the Shares for at least five (5) out of the ten (10) trading days preceding the date in which the Company delivers the Shares to the Investor (such date not to be less than twenty (20) days prior to the Maturity Date) is greater than CDN$0.20.

The Investor will have the option to require early repayment in the event of default by the Company.

In conjunction with the Debentures the Company also issued 13,333,333 common share purchase warrants (the “Warrants”) to the Investor. Each Warrant entitles the holder thereof to purchase one Share at an exercise price of CDN$0.30 and will expire three (3) years following the closing date. The Company also paid the Investor a structuring fee equal to 10% of the principal amount of the Debenture through the issuance of 1,333,333 common shares of the Company (the “Structuring Shares”).

The Debentures, the Shares, the Structuring Shares and the Warrants will be subject to a four (4) month hold period in accordance with applicable securities laws.

About Yukon-Nevada Gold Corp.
Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements

This press release contains “forward-looking statements” and “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. All statements, other than statements of historical fact, including without limitation, statements relating to the private placement and the use of proceeds therefrom are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.